GROUNDFLOOR

Short-term, high-yield real estate debt investments for everyone


Invest on
solid ground.
Groundfloor

groundfloor.com Atlanta GA

Technology | Fintech & Finance | Notable Angel | B2B | B2C

Highlights

1. First and only company qualified by the SEC to issue payment-dependent real estate notes
2. Our platform makes investing safe, easy, and predictable – with no fees, ever
3. Short-term, high-yield investments that average a 10% annual return
4. Nearly 200,000 users and growing quickly
5. Over $800 million invested on the platform to date
6. Winner of over two dozen industry and innovation awards
7. Annual revenue CAGR of 62% since 2018, on track to grow from $14.1m in 2021 to $23.1m in 2022
8. Raised more than $38 million from notable angels, VCs, and over 6,375 individual retail investors

Our Team



Brian Dally Co-Founder & CEO

Brian's 20-year career building disruptive technology startups includes stints in Silicon Valley, Boston, London, and the North Carolina Research Triangle. Brian has a JD from Harvard Law School and an MBA from Harvard Business School.



Nick Bhargava Co-Founder & EVP Regulatory Affairs

Nick leads product development and is responsible for regulatory strategy. An expert in securities law, Nick was heavily involved in the JOBS Act as an early pioneer of crowdfunding. Nick received his LLM at Duke University School of Law.



Rhonda Hills COO

Rhonda has spent her career building digital supply and demand marketplaces. Prior to Groundfloor, she served as CMO for Dinova, EVP Operations for BLINQ Media and CMO for Kudzu.com. Rhonda is a summa cum laude graduate of the University of Maryland.



Chris Schmitt CTO

Chris has 15 years of software experience as a Full Stack developer, including stints at Republic Wireless (with Brian) and building financial services backend systems for Fidelity Investments. Chris earned his BA from Roger Williams University.



Benjamin Sutton SVP, Finance & Strategy

Ben's career began in the Audit practice at KPMG LLP and worked in a financial reporting role at a public company during the company's initial public offering. Ben is a certified public accountant, and has a MAcc from the University of North Florida.



Justin Kroop SVP, Marketing

Justin is responsible for the company's strategic marketing and execution with 25+ years experience in high-growth, high change environments. Justin has a B.A. from University of Kansas, and an MBA from University of Phoenix.



Patrick Donoghue VP, Risk Management

Patrick is a seasoned real estate professional with a breadth of real estate and financial operations experience, including wholesale loan origination, market research, and valuation. He graduated from Edinboro University with a B.A. in Psychology.



Chris Garrett VP, Product

Chris has led development on 60+ mobile apps, working with companies ranging from lone founders to corporations with millions in revenue. Chris earned an MS in Biochemistry from Duke University and BS in Biochemistry from Florida State University.



Megan Heaney Head of People, Culture and Projects

As a 12-year tech startup veteran, Megan knows how to grow a thriving organization and has developed a world-class employee experience at Groundfloor for our amazing team. Megan holds a BS in Strategic Communications from the University of Colorado.

Groundfloor is an award-winning wealth-tech platform offering high-yield, short-term, real estate debt investments directly to the general public.




Groundfloor


Why Groundfloor
is Good for the World

We are mission driven to provide financial access for all walks of life and help communities in the process.


THE PROBLEM
... BANKING.
Depositors get next to nothing.
Banks call the shots on who gets funded, at what level, for what uses, and they take all the profit – from your money.
THE AMERICAN DREAM IS OVER.


THE WALL STREET JOURNAL.
Inflation Speeds to 40-Year High
And inflation is only making matters worse.
Average Savings Account Rate


THE SOLUTION
Groundfloor
We believe everyone should profit from their savings and investments the way banks do.
Our award-winning platform makes earning better returns safer, easier, and predictable.

Investing shouldn't come with annual management fees, hidden spreads, or lock-ups that put control in the hands of a fund manager. Our platform enables everyone to build diversified portfolios that deliver continuous cash flow with high yields secured by real assets.


OUR TWO EXCITING PRODUCTS:
Groundfloor
Low Risk Investing
No maximum balance, high yield short-term
Stairs
by GROUNDFLOOR
Savings on Steroids
No minimum balance, 100% liquidity

Groundfloor is the only platform where you can safely earn up to 10% returns with investments that are secured and backed by real assets. Now you don't have to sacrifice returns when minimizing risk.


WHAT GROUNDFLOOR OFFERS
Safe & Stable Investing for Everyone
CONSISTENT 10% RETURNS
REGULAR CASH FLOW
NO FEES, EVER
INVESTMENTS SECURED BY REAL ESTATE PROPERTY

Sign Up
Setting up your account is quick and easy. Choose the amount you'd like to invest and get started with as little as $10.

Fund Your Account
Link to your bank account through our secure encryption partner to transfer funds to begin investing. With Groundfloor, your financial future is already looking up!

Choose Investments
Build your own portfolio of short term, high yield, real estate debt investments based on your own personal risk/reward profile. Or let our investment wizard guide you.

Manage & Earn
Debt products inherently carry less risk, which is why we've been able to generate consistent 10%+ returns for our investors over the past eight years.

HOW GROUNDFLOOR WORKS



Link a bank account and deposit funds | Determine an investment strategy | Build a portfolio based on your criteria | Generate returns in 9-12 months

Groundfloor investments are secured by real assets in a **first lien position**. You can choose individual renovation projects to invest in, or use our automatic investing tools to continuously invest in projects that meet your criteria. Investments repay every **9-12** months on average, so if you make investments each month, after 9 months, you'll always have investments repaying each month. That's pretty good liquidity for a secured investment backed by real assets! Groundfloor is a safe way to earn great results.

GROUNDFLOOR VS. OTHER INVESTMENTS

	GroundFloor	Bank CDs	Stock Apps	Crypto	Collectibles
ANNUAL INTEREST RATE	10%	0.01-3.0%	✖	varies	0%
NO FEES	✓	✖	varies	✖	✖
SECURITY	residential property	FDIC insured	✖	✖	physical or virtual goods
PRODUCT	debt note	bank interest	stocks, options, funds	coins	SPV
REPAYMENT TERM	continuous	1-72 months	?	??	???

WHAT STAIRS OFFERS

A Better Way to Save

- FIXED 4% RATE
- WITHDRAW ANYTIME
- NO FEES, EVER
- INVESTMENTS SECURED BY REAL ESTATE NOTES



Sign Up
Download Stairs from the App Store or Google Play and sign up in just minutes.

Connect Your Bank
Link to your bank account through our secure encryption partner to transfer funds to begin earning interest.

Start Earning
Turn on recurring deposits and watch your balance start growing immediately!

HOW STAIRS WORKS



Create account | Transfer funds | Earn cash

SAVING WITH GROUNDFLOOR VS. SAVING WITH BANKS

	Stairs	citi	CHASE	WELLS FARGO	[illegible]
ANNUAL PERCENTAGE RATE	4%	0.5%	0.01%	0.01%	0.01%
UNLIMITED WITHDRAWALS	✓	✖	✖	✖	✖
FREE TO USE	✓	✖	✖	✖	✖

Safe and Stable

Our investments are backed by real estate debt, which carries lower risk than common or preferred equity investments.

Consistent Returns

Over the last eight years, Groundfloor investments have consistently generated an average of 10% returns for our investors.

Short-term Liquidity

With recurring investments and our short-term loans, your portfolio can generate cash flow in as little as nine months.


WHAT SETS GROUNDFLOOR PRODUCTS APART
DESIGNED FOR EVERYONE
For anyone who wants to do more with their money – not just accredited investors.
MINIMAL CONCENTRATION RISK
Continuously diversify across a range of investments for as little as $10 each.
SHORT-TERM LIQUIDITY
With recurring investments, portfolios generate cash flow in as little as nine months.
QUALIFIED BY THE SEC
Each investment opportunity is qualified by the SEC before being offered on the platform.


THE ADVANTAGE OF REAL ESTATE DEBT
Groundfloor offers debt investments that carry less risk and are backed by secured, collateralized real estate assets in a first lien position.
COMMON EQUITY
PREFERRED EQUITY
DEBT
MORE RISK
Long-term (5-10 years)
LESS RISK
Short-term (6-18 months)


Why Groundfloor is Good for Shareholders


UNIQUE, SELF-SUSTAINING BUSINESS MODEL
1
We provide our own capital to real estate developers
2
We offer proprietary securities based on the underlying asset
3
Individuals invest in our securities
4
As they invest, our capital is replenished
UNLIMITED GROWTH POTENTIAL


OUR CUSTOMERS ARE STICKY
The portfolios of our earliest investors continue to grow year-over-year
AUM BY RETAIL INVESTOR COHORT
Retail Investor Activation Year


MULTIPLE REVENUE STREAMS
For every $1,000 invested on the Groundfloor platform, we earn an average of $66.58 from three revenue streams:
ORIGINATION FEES
+
NET INTEREST
+
SERVICING FEES
Real estate developers pay points and fees
We earn interest on loans until they fund on our platform
Developers pay servicing fees during the term of their loan


GROWTH IS STRONG
Quarterly investment volume has grown consistently, reaching $78 million and supporting $7.7 million in revenue* in Q2 2022.
QUARTERLY REVENUE AND INVESTMENT VOLUME
(in thousands)
QUARTERLY REVENUE
INVESTMENT VOLUME

As a provider of debt, we can **preserve investor capital through market turbulence, while profiting from capital scarcity and new opportunities to supply equity capital to fill the gap created by lower available leverage while allowing our investors to "buy low."**

As an intermediary, Groundfloor creates value by **matching demand for capital with supply through market cycles. Our unique value proposition for investors is a competitive advantage, especially when traditional capital markets are challenged by economic conditions.**


WE WERE BUILT FOR TURBULENT TIMES
As Housing Prices Decline
Investors are protected by a first lien on collateral
Real Estate developers have better buying opportunities
Risk can be controlled by limiting leverage (loan size in relation to collateral)
As Interest Rates Rise
Developers have fewer competing alternatives to financing with us
Investors earn higher yields on better terms
Equity capital becomes relatively less expensive
The COVID-19 pandemic proved that capital deployed by a broad base of individual investors is more resilient, flexible, and powerful than traditional sources.


WE'RE RAISING CAPITAL TO PLAY OFFENSE IN 2023
INCREMENTAL GROWTH DRIVEN BY WEFUNDER RAISE
Gross Investment Volume
$1,250
$1,000
$750
$500
$250
WEFUNDER
Incremental growth driven by increased investor acquisition and new products funded via Wefunder capital
Growth projections from current investor base

Utilizing our Series B-3 financing, **growth is accelerating again after 2021.** Our model projects **earnings of $6.1m on $80.5m revenue and $1.6b invested in 2025.**

CLEAR PATH TO PROFITABILITY

	historical proforma				projected			
	2018	2019	2020	2021	2022	2023	2024	2025
Net revenue*	$ 3,325	$ 7,073	$ 5,627	$ 14,049	$ 23,136	$ 35,644	$ 53,463	$ 80,461
Net revenue growth rate	90.2%	112.7%	-20.4%	149.7%	64.7%	54.1%	50.0%	50.5%
Cost of goods sold	424	780	611	1,363	1,725	2,387	3,225	4,367
Gross profit	2,901	6,293	5,016	12,686	21,411	33,257	50,238	76,094
Operating expense	7,867	9,186	9,021	11,181	27,799	33,717	46,590	65,106
Advertising	700	274	607	2,625	2,443	2,871	3,733	4,853
Net (loss) income	$(5,666)	$(3,167)	$(4,612)	$(1,120)	$(8,831)	$(3,331)	$(85)	$6,135
% of net income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.62%

Without any expansion in revenue multiple, achieving these projections would generate **3-4x share** price appreciation on a Series B-3 investment in three years, by 2025


BATTLE-TESTED EXECUTIVE TEAM
BRIAN DALLY
CEO
Co-founded company in February 2013
NICK BHARGAVA
EVP Regulatory Affairs
Co-founded company in February 2013
RHONDA HILLS
COO
CHRIS SCHMITT
CTO
BENJAMIN SUTTON
SVP of Finance & Strategy
Joined in February 2017
PATRICK DONOGHUE
VP of Risk Management
Joined in April 2016
CHRIS GARRETT
VP of Product
Joined in October 2021
MEGAN HEANEY
Head of People, Projects & Culture
Joined in November 2020


NOTABLE INVESTORS
Yair Goldfinger
David Sissman
Michael Goodman
Michael D. Olander Jr.
MDO Holdings
John Healy
Bruce Boehm
T.R. Missner
Lucas Timberlake


WE'RE GAINING MOMENTUM FAST
Nearly 200,000 users and growing
Over $800 million invested to date
Over 2,000,000 individual investments
Covered in hundreds of publications
Winner of two dozen industry and innovation awards
Over 6,375 Shareholders and... growing!
JOIN US, TODAY!
GOLDEN BRIDGE AWARDS
GRAND
BEST
2018
BUSINESS WORLD
GLOBAL FINTECH AWARDS
POWERED BY BENZINGA
BENZINGA
500
Technology Fast 500
2022 NORTH AMERICA
Deloitte
100
STATE
10
FinTech
ADVANCE AWARD
Inc.
5000




Thank you!

Thank you for your interest in Groundfloor. If you would like a .pdf copy of our pitch deck, please **click** below.

Downloads

Groundfloor Wefunder Pitch Deck